Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021

Unaudited - Expressed in Canadian Dollars

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

"Mark Jarvis"

Chief Executive Officer

Giga Metals Corporation
Condensed Interim Consolidated Statements of Financial Position
As at March 31, 2021 and December 31, 2020
(Unaudited - Expressed in Canadian Dollars)

	Notes	March 31, 2021 $	December 31, 2020 $
ASSETS
Current assets
Cash and cash equivalents		3,015,953	3,762,980
Receivables	3	108,424	103,742
Prepaid expenses and deposits		118,478	87,515
		3,242,855	3,954,237
Non-current assets
Deferred financing fees	15	58,824	-
Reclamation deposits		424,000	232,000
Equipment and right of use assets	4	220,108	243,249
Exploration and evaluation assets	5	6,025,431	5,808,840
		6,728,363	6,284,089
TOTAL ASSETS		9,971,218	10,238,326
LIABILITIES
Current liabilities
Trade payables and accrued liabilities	6	334,975	130,699
Lease obligation - short-term	7	91,379	88,182
		426,354	218,881

Non-current liabilities
Lease obligation - long-term	7	105,301	129,212
Loan	8	40,000	40,000
Asset retirement obligations		275,000	275,000
		420,301	444,212
TOTAL LIABILITIES		846,655	663,093
EQUITY
Share capital	9	60,173,313	60,173,313
Share-based payment reserve	10	7,560,928	7,417,335
Accumulated other comprehensive loss ("AOCL")		(3,090)	(933)
Deficit		(58,606,588)	(58,014,482)
TOTAL EQUITY		9,124,563	9,575,233
TOTAL LIABILITIES AND EQUITY		9,971,218	10,238,326

Nature and continuance of operations (Note 1)

Commitments (Notes 7 and 8)

Subsequent events (Notes 9 and 15)

APPROVED BY:

DIRECTOR	"MARK JARVIS"	DIRECTOR	"LYLE DAVIS"

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statements of Comprehensive Loss
For the three months ended March 31, 2021 and 2020
Unaudited - Expressed in Canadian Dollars

	Notes	2021 $	2020 $

Operating expenses
Amortization	4	24,478	24,478
Consulting fees		94,865	154,354
Corporate communications and investor relations		136,980	46,391
Legal, accounting and audit	11	69,133	56,090
Management and directors fees	11	65,758	83,647
Office and general		65,135	34,573
Travel and accommodation		-	28,774
Stock-based compensation	9,11	143,593	5,946
		599,942	434,253
Other items
Interest income		(2,824)	(2,620)
Finance charge on lease		6,146	8,483
Income from sublease of office	7	(11,158)	(11,043)
		(7,836)	(5,180)

Loss for the period		(592,106)	(429,073)

Other comprehensive loss
Exchange loss on translation of foreign accounts		(2,157)	-

Comprehensive loss for the period		(594,263)	(429,073)

Loss per share - basic and diluted	9	(0.01)	(0.01)
Weighted average number of shares outstanding - basic and diluted	9	70,344,850	55,494,015

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statement of Changes in Equity
For the three months ended March 31, 2021 and 2020
Unaudited - Expressed in Canadian Dollars

		Share capital
	Notes	Number of shares #	Amount $	Share-based payment reserve $	AOCL $	Deficit $	Total $

Balance at December 31, 2019		55,494,015	55,091,542	7,763,393	-	(55,992,684)	6,862,251

Stock-based compensation	9	-	-	5,946	-	-	5,946
Comprehensive loss for the period		-	-	-	-	(429,073)	(429,073)

Balance at March 31, 2020		55,494,015	55,091,542	7,769,339	-	(56,421,757)	6,439,124

Exercise of warrants		10,790,835	2,709,668	-	-	-	2,709,668
Exercise of options		4,060,000	1,410,500	-	-	-	1,410,500
Transfer on the exercise of warrants		-	2,700	(2,700)	-	-	-
Transfer on the exercise of options		-	958,903	(958,903)	-	-	-
Stock-based compensation		-	-	609,599	-	-	609,599
Comprehensive loss for the period		-	-	-	(933)	(1,592,725)	(1,593,658)

Balance at December 31, 2020		70,344,850	60,173,313	7,417,335	(933)	(58,014,482)	9,575,233

Stock-based compensation	9	-	-	143,593	-	-	143,593
Comprehensive loss for the period		-	-	-	(2,157)	(592,106)	(594,263)

Balance at March 31, 2021		70,344,850	60,173,313	7,560,928	(3,090)	(58,606,588)	9,124,563

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended March 31, 2021 and 2020
Unaudited - Expressed in Canadian Dollars

	2021 $	2020 $
Operating activities
Loss for the period	(592,106)	(429,073)
Adjustments for:
Amortization	24,478	24,478
Stock-based compensation	143,593	5,946
Changes in non-cash working capital items:
Receivables	(4,682)	28,472
Prepaid expenses and deposits	(30,963)	(31,944)
Trade payables and accrued liabilities	160,707	56,708
Net cash flows used in operating activities	(298,973)	(345,413)

Investing activities
Expenditures on exploration and evaluation assets	(175,179)	(764,143)
Purchase of equipment	(1,337)	-
Increase in reclamation deposits	(192,000)	-
Net cash flows used in investing activities	(368,516)	(764,143)

Financing activities
Deferred financing fees	(58,824)	-
Principal repayment of lease obligation	(20,714)	(17,782)
Net cash flows used in financing activities	(79,538)	(17,782)
Decrease in cash and cash equivalents	(747,027)	(1,127,338)
Cash and cash equivalents, beginning	3,762,980	1,640,642
Cash and cash equivalents, ending	3,015,953	513,304

Cash	215,859	266,153
Cash equivalents	2,800,094	247,151

Supplemental cash flow information (Note 13)

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2021 and 2020

1. Nature and continuance of operations

Giga Metals Corporation (the "Company" or "Giga Metals") was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company's common shares are listed for trading on the TSX Venture Exchange ("TSXV") under the symbol "GIGA" and the OTCQB under the symbol "HNCKF".

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company's registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at March 31, 2021, the Company's accumulated deficit was $58,606,588, the Company had not advanced its mineral properties to commercial production and the Company has no other source of revenue from its operations. The Company's continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. As at March 31, 2021, the Company had working capital of $2,816,501, giving the Company the ability to meet current obligations.  Subsequent to March 31, 2021, the Company completed equity financings raising gross proceeds of $6,948,778 (Note 15).

During 2020 and the current period, there was a global pandemic outbreak of COVID-19.  The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and; specifically, the regional economies in which the Company operates.  The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company's shares and its ability to raise new capital. These factors, among others, could have a significant impact on the Company's operations.

2. Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34 - Interim Financial Reporting.  These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020 which have been prepared in accordance with IFRS as issued by the IASB.

In the preparation of these interim condensed consolidated financial statements, the Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2020.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

References herein to "$" are to the Canadian dollar and "US$" are to the United States dollar.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 31, 2021.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2021 and 2020

3. Receivables

	March 31, 2021 $	December 31, 2020 $

Goods and Service sales tax	26,072	23,131
British Columbia mining exploration tax credits	74,309	74,309
Interest receivable and other receivables	8,043	6,302
	108,424	103,742

4. Equipment and right of use assets

	Right of use assets - leases $	Motor Vehicles $	Computer equipment $	Exploration and office equipment $	Total $
Cost:
At December 31, 2019	347,048	45,652	78,294	63,991	534,985
Additions	-	-	-	-	-
At December 31, 2020	347,048	45,652	78,294	63,991	534,985
Additions	-	-	1,337	-	1,337
At March 31, 2021	347,048	45,652	79,631	63,991	536,322
Depreciation:
At December 31, 2019	65,073	30,366	40,285	58,098	193,822
Charge for the year	86,764	4,585	5,386	1,179	97,914
At December 31, 2020	151,837	34,951	45,671	59,277	291,736
Charge for the period	21,691	1,146	1,347	294	24,478
At March 31, 2021	173,528	36,097	47,018	59,571	316,214
Net book value:
At December 31, 2020	195,211	10,701	32,623	4,714	243,249
At March 31, 2021	173,520	9,555	32,613	4,420	220,108

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2021 and 2020

5. Exploration and evaluation assets

The Company's deferred exploration costs are as follows:

	Balance, December 31,	Change in year	Balance, December 31,	Change in period	Balance, March 31,
	2019 $	2020 $	2020 $	2021 $	2021 $
Turnagain Nickel Cobalt Project
Mineral property interests	179,500	-	179,500	-	179,500
Assays and testing	2,339,750	20,122	2,359,872	-	2,359,872
Claims renewal / staking	479,199	-	479,199	-	479,199
Drilling	14,361,757	-	14,361,757	-	14,361,757
Environmental studies	1,815,621	87,097	1,902,718	21,760	1,924,478
Exploration data management	965,220	12,296	977,516	1,911	979,427
First Nations	250,468	25,476	275,944	-	275,944
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	10,509,774	749,601	11,259,375	146,851	11,406,226
Geophysical services	801,643	52,436	854,079	-	854,079
Metallurgy	4,561,783	347,011	4,908,794	10,396	4,919,190
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	2,770,433	122,350	2,892,783	28,614	2,921,397
Transportation	2,984,941	15,504	3,000,445	-	3,000,445
Advances	71,645	(71,645)	-	-	-
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Asset retirement obligations	200,000	75,000	275,000	-	275,000
Property impairments	(33,058,924)	-	(33,058,924)	-	(33,058,924)
BC refundable mining exploration tax credits	(3,208,494)	(19,978)	(3,228,472)	-	(3,228,472)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	(1,777,377)	-	(1,777,377)	-	(1,777,377)
	4,390,312	1,415,270	5,805,582	209,532	6,015,114

Brazil Project
Claims renewal / staking	-	3,258	3,258	7,377	10,635
Foreign exchange translation adjustment	-	-	-	(318)	(318)
	-	3,258	3,258	7,059	10,317

	4,390,312	1,418,528	5,808,840	216,591	6,025,431

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2021 and 2020

Turnagain Cobalt Nickel Project

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty ("NSR"). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

In July 2018, the Company sold a 2% NSR on all future metal production from the Turnagain Nickel-Cobalt Project.  The Company has the right to repurchase 0.5% of the 2% NSR ("Repurchase Option") for US$20 million, which if exercised would result in a 1.5% remaining NSR.  The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement.  The purchaser of the NSR has a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument.

Brazil Project

In December 2020, the Company staked 24 exploration permits in southern Piauí State, Northeast Region, Brazil.

6. Trade payables and accrued liabilities

	March 31, 2021 $	December 31, 2020 $
Trade payables	188,001	81,291
Accrued liabilities	146,974	49,408
	334,975	130,699

7. Lease obligations

The Company entered into an office lease in April 1, 2019 and the Company recognized a lease obligation with respect to the lease.  The terms and the outstanding balances as at March 31, 2021 and December 31, 2020 are as follows:

	March 31, 2021 $	December 31, 2020 $
Right-of-use asset from office lease repayable in monthly instalments of $9,364 and an interest rate of 12.5% per annum and an end date of March 31, 2023	196,680	217,394
Less: current portion	(91,379)	(88,182)
Non-current portion	105,301	129,212

The following is a schedule of the Company's future minimum lease payments related to the office lease obligation:

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2021 and 2020

March 31, 2021 $

2021	82,367
2022	111,609
2023	28,051
2024	-
Total minimum lease payments	222,027
Less: imputed interest	(25,347)
Total present value of minimum lease payments	196,680
Less: current portion	(91,379)
Non-current portion	105,301

The Company subleases part of their office space to other companies.  One sublease with a related party (Note 11) is month to month lease at a rate of $2,346 per month and one sublease is for a period of four years at $1,374 per month.  The total lease income from the subleasing of the office for the three months ended March 31, 2021 was $11,158 (2020 - $11,043).

8. Loan

During the year ended December 31, 2020, the Company obtained an unsecured $40,000 loan as part of the government's economic response plan to the COVID-19 pandemic. The loan is interest free and is eligible for 25% forgiveness if $30,000 is fully repaid by December 31, 2022.  If not repaid in full by the maturity date, the loan will be converted into a loan at a fixed interest rate of 5% per annum with a maturity date of December 31, 2025.

9. Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At March 31, 2021, there were 70,344,850 issued and fully paid common shares (December 31, 2020 - 70,344,850).

Financings

During the three months ended March 31, 2021 and 2020, the Company did not complete any equity financings.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three months ended March 31, 2021 was based on the loss attributable to common shareholders of $592,106 (2020 - $429,073) and the weighted average number of common shares outstanding of 70,344,850 (2020 - 55,494,015).

Diluted loss per share did not include the effect of 7,000,000 stock options as the effect would be anti-dilutive.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2021 and 2020

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company's issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee's position with the Company or 30 days following cessation of an optionee conducting investor relations activities' position.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the three months ended March 31, 2021 and the year ended December 31, 2020 are as follows:

	Three months ended March 31, 2021		Year ended December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning	7,000,000	$0.48	5,535,000	$0.34
Options granted	-		5,625,000	0.52
Options exercised	-		(4,060,000)	0.35
Options expired/forfeited	-		(100,000)	0.30
Options outstanding, ending	7,000,000	$0.48	7,000,000	$0.48
Options exercisable, ending	2,781,250	$0.42	2,731,250	$0.42

Details of options outstanding as at March 31, 2021 are as follows:

Exercise price	Weighted average contractual life	Number of options outstanding
$0.10	0.25 years	(1)500,000
$0.30	3.32 years	50,000
$0.35	2.71 years	300,000
$0.40	1.51 years	150,000
$0.52	4.75 years	5,625,000
$0.55	1.85 years	300,000
$0.60	1.57 years	75,000
$0.48	4.11 years	7,000,000

(1) Subsequent to March 31, 2021, 275,000 of these options were exercised for proceeds of $27,500.

Stock-based compensation

During the three months ended March 31, 2021, the Company recorded $143,593 (2020 - $5,946) of stock-based compensation to the statement of comprehensive loss based on the vesting of stock options granted.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2021 and 2020

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the three months ended March 31, 2021 and the year ended December 31, 2020 are as follows:

	Three months ended March 31, 2021		Year ended December 31, 2020
	Number of warrants	Average exercise price	Number of warrants	Average exercise price
Warrants outstanding, beginning	240,000	$0.70	11,870,001	$0.29
Warrants issued	-		-
Warrants exercised	-		(10,790,835)	0.25
Warrants expired	(240,000)	0.70	(839,166)	0.70
Warrants outstanding, ending	-	$-	240,000	$0.70

10. Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value of agent's warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

11. Related party transactions

	For the three months ended March 31,
	2021 $	2020 $
Accounting fees	9,343	8,279
Directors' fees	4,500	22,500
Management fees	57,000	57,000
Stock-based compensation	113,086	-
	183,929	87,779

There was $4,521 owing to related parties at March 31, 2021 (December 31, 2020 - $1,943) included in accounts payable.  The balances owing are unsecured, non-interest bearing, and have no specific terms of repayment.

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company.  Compensation paid or payable to key management for services during the three months ended March 31, 2021 amounted to $57,343 (2020 - $74,279) for short-term benefits and $111,044 (2020 - $nil) for stock-based compensation.

The Company has a month to month office sublease with a company with common directors (Note 7).  During the three months ended March 31, 2021, the Company recorded office sublease income of $7,037 (2020 - $7,037) relating to the sublease.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2021 and 2020

12. Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company's cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company's secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents as well as the timing of British Columbia mining tax credits.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company's liabilities as at March 31, 2021:

	Within one year	Between one and five years	More than five years
Trade payables and accrued liabilities	$334,975	$-	$-
Lease obligation	91,379	105,301	-
Loan	-	40,000	-
Asset retirement obligations	-	-	275,000
	$426,354	$145,301	$275,000

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has exposure to foreign exchange risk with respect to its cash balances.  As at March 31, 2021, the Company had cash held in US dollars of US$39,380 and Brazilian Reals of R$79,668.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2021 and 2020

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Other Price Risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk.  The Company has no exposure to this risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	March 31, 2021 $	December 31, 2020 $
Amortized cost:
Interest receivable and other receivables	8,043	6,302
Reclamation deposits	424,000	232,000
Fair value through profit or loss:
Cash and cash equivalents	3,015,953	3,762,980
	3,447,996	4,001,282

Financial liabilities included in the statement of financial position are as follows:

	March 31, 2021 $	December 31, 2020 $
Amortized cost:
Trade payables and accrued liabilities	334,975	130,699
Lease obligation	196,680	217,394
Loan	40,000	40,000
	571,655	388,093

Fair value

The fair value of the Company's financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

The following is an analysis of the Company's financial assets measured at fair value as at March 31, 2021 and December 31, 2020:

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2021 and 2020

	As at March 31, 2021
	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,015,953	$-	$-

Total	$3,015,953	$-	$-

	As at December 31, 2020
	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,762,980	$-	$-

Total	$3,762,980	$-	$-

13. Supplemental cash flow information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the three months ended March 31, 2021, the following transactions were excluded from the statement of cash flows:

a) Exploration and evaluation asset expenditures of $72,964 included in accounts payable and accrued liabilities at March 31, 2021, less expenditures included in accounts payable at December 31, 2020 of $31,552 (net exclusion of $41,412); and,

b) Exploration and evaluation asset recovery of $74,309 included in receivables at March 31, 2021 and December 31, 2020.

During the three months ended March 31, 2020, the following transactions were excluded from the statement of cash flows:

a) Exploration and evaluation asset expenditures of $97,669 included in accounts payable and accrued liabilities at March 31, 2020, less expenditures included in accounts payable at December 31, 2019 of $315,597 (net inclusion of $217,928); and,

b) Exploration and evaluation asset recovery of $1,007,373 included in receivables at March 31, 2020 and December 31, 2019.

14. Segmented information

Operating segments

The Company operates in a single reportable operating segment - the acquisition, exploration and development of mineral properties.

Geographic segments

The Company's assets are primarily located in Canada.  At March 31, 2021, the Company's assets are located in Canada except for $30,637 of assets located in Brazil.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2021 and 2020

15. Subsequent events

Equity financings

On April 23, 2021, the Company completed a marketed public offering of 13,667,755 units (the "Units") of the Company, including 1,067,755 Units issued pursuant to the over-allotment option which was exercised in part, for gross proceeds of $6,466,708.

The Units consist of 8,397,455 non-flow through units priced at $0.45 comprised of one common share and one warrant, and 5,270,300 flow through units priced at $0.51 comprised of one flow through common share and one warrant.  Each warrant entitles the holder thereof to purchase one non-flow through common share at a price of $0.60 until April 23, 2024.

In connection with the offering, the Company paid a cash commission equal to 6.5% of the gross proceeds and a number of compensation warrants equal to 6.5% of the Units sold under the offering.  Each compensation warrant shall entitle the holder thereof to purchase one unit (on a non-flow through basis) having the same terms as a Unit at the exercise price of $0.45 until April 23, 2024.

On April 27, 2021, the Company completed a private placement of 1,015,823 units of the Company.  The units consist of 600,000 non-flow through units priced at $0.45 comprised of one common share and one common share purchase warrant, and 415,823 flow through units priced at $0.51 comprised of one flow through common share and one warrant.  Each warrant entitles the holder thereof to purchase one non-flow through common share at a price of $0.60 until April 27, 2024.  In connection with the offering, the Company paid a cash commission equal to 6.5% of the gross proceeds.

As at March 31, 2021, the Company had incurred deferred legal and filing fees of $58,824 in connection with the financings.

Exercise of options

Subsequent to March 31, 2021, 275,000 options were exercised for gross proceeds of $27,500.